UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
December 4, 2008

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Orthofix International N.V.

File No. 000-19961- CF#22797

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        Orthofix International N.V. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on November 10, 2008.

        Based on representations by Orthofix International N.V. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

        Exhibit 10.36   through November 10, 2010

        For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Peggy Fisher
Assistant Director